Exhibit 99.1

China Zenix Auto International Reports
2020 First Quarter Financial Results

ZHANGZHOU, China, August 20, 2020 – China Zenix Auto International Limited (OTC: ZXAIY) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Financial Highlights

First Quarter 2020:

•	Revenue was RMB320.8 million (US$45.3 million), down 52.1% year-over-year
•	Sales to the Chinese OEM market decreased by 51.9% year-over-year
•	Sales of aluminum wheels accounted for 10.1% of total sales
•
Net loss and total comprehensive loss was RMB60.6 million (US$8.6 million) with basic and diluted loss per American Depositary Share (“ADS”) of RMB1.17 (US$0.17) compared with net loss and total comprehensive loss of RMB4.5 million for the first quarter of 2019 with basic and diluted loss per ADS of RMB0.09 in the first quarter of 2019.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "The results of the first quarter of 2020 reflect the unprecedented challenges created by the COVID-19 pandemic.  The automotive industry has been disrupted as restrictions and lockdowns affected customers, entire supply chains,  workers, and service networks.  Our operations were effectively shut down from the Chinese New Year to late March 2020.  However, the economy and our operations gradually began to improve in April.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We maintained our strong cash base with bank balances and fixed bank deposits of approximately US$163 million as of March 31, 2020. We will continue to focus on maintaining our financial strength during this troublesome period."

2020 First Quarter Results

Revenue for the first quarter was RMB320.8 million (US$45.3 million) compared to RMB669.4 million in the first quarter of 2019. The decrease in revenue on a year-over-year basis was mainly due to the COVID-19 outbreak and subsequent unprecedented lockdown and travel bans significantly disrupted the Company’s Chinese OEM, domestic aftermarket and international markets as well as the Company’s production and procurement.

Exhibit 99.1

Sales to the Chinese OEM market were RMB168.4 million (US$23.8 million) compared to RMB350.4 million in the same quarter of 2019. Total unit sales in the OEM market decreased by 50.2% year-over-year during the first quarter of 2019.

Aftermarket sales in China were RMB104.8 million (US$14.8 million) from RMB240.5 million in the first quarter of 2019. Total unit sales in the aftermarket decreased by 49.0% year-over-year.

International sales were RMB47.6 million (US$6.7 million) compared to sales of RMB78.5 million in the first quarter of 2019. Total unit sales in the international sales decreased by 30.2% year-over-year in the first quarter of 2020.

The decrease in sales in all three segments was primarily due to the impact of COVID-19 on the economy and our supply chain.

In the first quarter of 2020, Chinese OEM sales, domestic aftermarket sales and international sales contributed 52.5%, 32.7% and 14.8% of revenue, respectively.

Sales of tubed steel wheels comprised 38.8% of the first quarter revenue compared to 42.7% in the same quarter in 2019. Tubeless steel wheel sales represented 46.0% of the first quarter revenue compared to 43.6% in the same quarter of 2019. Sales of aluminum wheels accounted for 10.1% of the first quarter revenue, compared to 9.0% in the same quarter a year ago.

First quarter gross loss was RMB2.1 million (US$0.3 million), compared to a gross profit of RMB81.2 million in the same quarter in 2019. The negative gross margin in the first quarter was mainly due to the significant drop in sales volume, lower production utilization rate and wider than normal price cut following the unprecedented impact from COVID-19 outbreak.

Selling and distribution expenses decreased by 35.2% to RMB25.6 million (US$3.6 million) from RMB39.5 million in the first quarter of 2019. The decrease in selling and distribution costs was primarily due to lower sales in the first quarter of 2020 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 8.0% in the first quarter, compared to 5.9% in the same quarter a year ago. The increase in selling and distribution costs as a percentage of revenue was primarily due to significantly lower sales in the first quarter of 2020 compared with the same quarter last year.

Research and development ("R&D") expenses decreased by 11.1% to RMB11.9 million (US$1.7 million), compared to RMB13.3 million in the first quarter of 2019. R&D as a percentage of revenue was 3.7% in the first quarter of 2020, compared to 2.0% in the same quarter a year ago. The increase in R&D as a percentage of revenue was primarily due to significantly lower sales in the first quarter of 2020 compared with the same quarter last year. In addition, the Company entered into a large R&D contract with a leading research institute in Beijing during the first quarter. The Company continues to maintain new product development programs associated with new material development, new product design, and new production equipment development.

Exhibit 99.1

Administrative expenses were RMB31.2 million (US$4.4 million), increased by 9.1% from RMB28.6 million in the first quarter of 2019. The increase of administrative expenses in the first quarter of 2020 compared with the same quarter last year was primarily due to higher healthcare expenses and personal protective equipment expenditures in response to the aftermath of COVID-19 outbreak. As a percentage of revenue, administrative expenses were 9.7%, compared to 4.3% of revenue in the first quarter of 2019. The increase in administrative expenses as a percentage of revenue was primarily due to significantly lower sales in the first quarter of 2020 compared with the same quarter last year.

Net loss and total comprehensive loss were RMB60.6 million (US$8.6 million) in the first quarter compared to net loss and total comprehensive loss of RMB4.5 million for the first quarter of 2019.

Basic and diluted loss per ADS were RMB1.17 (US$0.17) compared to basic and diluted loss per ADS of RMB0.09 in the first quarter of 2019.

In the first quarter of 2020, the Company recorded net cash outflow from operating activities of RMB24.6 million (US$3.5 million) compared with a net cash outflow of RMB37.6 million in the first quarter of 2019.

During the first quarter of 2020 and 2019, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

As of March 31, 2020, Zenix Auto had bank balances and cash of RMB863.7 million (US$122.0 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$41.0 million). Account receivables were RMB225.3 million (US$31.8). Total bank borrowings were RMB558.0 million (US$78.8 million). Total equity attributable to owners of the Company was RMB2,373.2 million (US$335.2 million).

Conference Call Information

The Company will host a conference call on Thursday, August 20, 2020 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free), +1-201-689-8567 (International), or +86-400-120-2840 (mainland China). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through September 19, 2020. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 36642 to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the effective noon buying rate as of March 31, 2020 in The

Exhibit 99.1

City of New York, and for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers approximately 883 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 62 distributors in more than 25 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2020. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The consequences of the coronavirus outbreak to economic conditions and the automobile industry in general, and the financial position and operating results of our company in particular, have been material in the first quarter of 2020, are changing rapidly, and cannot be predicted. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: kevin@awakenlab.com

Exhibit 99.1

- tables follow –

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Loss
For the three months ended March 31, 2020 and 2019
(RMB and US$ amounts expressed in thousands, except number of shares and per share data)

	Three Months Ended March 31,
	2019	2020	2020
	RMB' 000	RMB' 000	US$' 000

Revenue	669,350	320,783	45,303
Cost of sales	(588,197)	(322,874)	(45,599)
Gross profit(loss)	81,153	(2,091)	(296)
Other operating income	2,906	3,059	432
Net exchange (loss) gain	(1,260)	72	10
Selling and distribution costs	(39,469)	(25,565)	(3,610)
Research and development expenses	(13,335)	(11,855)	(1,674)
Administrative expenses	(28,624)	(31,217)	(4,409)
Finance costs	(5,892)	(5,985)	(845)
Loss before taxation	(4,521)	(73,582)	(10,392)
Income tax credit	22	13,018	1,839

Loss and total comprehensive loss for the period	(4,499)	(60,564)	(8,553)
Earnings per share
Basic	(0.02)	(0.29)	(0.04)
Diluted	(0.02)	(0.29)	(0.04)

Earnings per ADS
Basic	(0.09)	(1.17)	(0.17)
Diluted	(0.09)	(1.17)	(0.17)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2019	March 31, 2020	March 31, 2020
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	129,641	187,480	26,477
Trade and other receivables and prepayments	596,359	467,953	66,088
Pledged bank deposits	14,900	16,500	2,330
Fixed bank deposits with maturity period over three months	290,000	290,000	40,956
Bank balances and cash	906,840	863,701	121,978
Total current assets	1,937,740	1,825,634	257,829

Non-Current Assets
Property, plant and equipment	1,076,731	1,041,641	147,108
Right-of-use assets	357,599	355,243	50,170
Deposit paid for acquisition of PPE	61,618	61,618	8,702
Long–term prepayments	-	15,000	2,118
Deferred tax assets	54,641	66,962	9,457
Intangible assets	17,000	17,000	2,401
Total non-current assets	1,567,589	1,557,464	219,956
Total assets	3,505,329	3,383,098	477,785

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	410,764	361,532	51,058
Amount due to a shareholder	10,557	-	-
Taxation payable	982	-	-
Bank borrowings	558,000	558,000	78,805
Total current liabilities	980,303	919,532	129,863

Deferred tax liabilities	85,150	84,453	11,927
Deferred income	6,106	5,907	834
Total non-current liabilities	91,256	90,360	12,761
Total liabilities	1,071,559	1,009,892	142,624

EQUITY
Share capital	136	136	19
Paid in capital	392,076	392,076	55,372
Reserves	2,041,558	1,980,994	279,770
Total equity attributable to owners of the company	2,433,770	2,373,206	335,161
Total equity and liabilities	3,505,329	3,383,098	477,785

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Cash Flows
For the three months ended March 31, 2020
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
OPERATING ACTIVITIES	March 31, 2020
	RMB' 000	US$' 000
Loss before taxation	(73,582)	(10,392)
Adjustments for:
Depreciation of right-of-use assets	2,356	333
Depreciation of property plant and equipment	35,090	4,956
Release of deferred income	(199)	(28)
Finance costs	5,985	845
Interest income	(2,857)	(403)
Operating cash flows before movements in working capital	(33,207)	(4,689)

Increase in inventories	(57,839)	(8,168)
Decrease in trade and other receivables and prepayments	113,676	16,054
Decrease in trade and other payables and accruals	(49,232)	(6,953)
Cash used in operations	(26,602)	(3,756)
Interest received	2,981	421
PRC income tax paid	(982)	(139)
NET CASH USED IN OPERATING ACTIVITIES	(24,603)	(3,474)
INVESTING ACTIVITIES
Placement of pledged bank deposits	(80,600)	(11,383)
Withdrawal of pledged bank deposits	79,000	11,157
Placement of fixed bank deposits with maturity periods over three months	(160,000)	(22,596)
Withdrawal of fixed bank deposits with maturity periods over three months	160,000	22,596
NET CASH USED IN INVESTING ACTIVITIES	(1,600)	(226)
FINANCING ACTIVITIES
New bank borrowings raised	340,000	48,017
Repayment of bank borrowings	(340,000)	(48,017)
Interest paid	(5,985)	(845)
Repayment to a shareholder	(10,557)	(1,491)
NET CASH USED IN FINANCING ACTIVITIES	(16,542)	(2,336)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(42,745)	(6,036)
Cash and cash equivalents at beginning of the year	906,840	128,070
Effect of foreign exchange rate changes	(394)	(56)
Cash and cash equivalents at end of the year	863,701	121,978